[redacted]sing

08028136

UNITE[illegible]
SECURITIES AND EX[illegible]
Washington, D.C. 20549

Washington, DC
106

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RECD S.E.C.
MAR 5 2008
803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VDM Trading , LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ann-Marie Blackwood-Harrilal (646) 576-2943
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann-Marie Blackwood Harrilal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial position and supporting schedules pertaining to the firm of VDM Trading, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DONNA J. LEWIS
Notary Public, State of New York
No. 31-4908011
Qualified in New York County
Commission Expires Sept. 14, 20 09

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Report of Independent Auditors on Internal Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VDM TRADING, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
VDM Trading, LLC

We have audited the accompanying statement of financial condition of VDM Trading, LLC (the "Company") as of December 31, 2007. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VDM Trading, LLC at December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2008

VDM TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	229,067
Financial instruments owned, at fair value:		
Equity securities		3,920,073
Options		2,046,051
Receivable from clearing organization		459,527
Commision receivable		226,943
Receivable from affiliates, net		118,307
Property, equipment and capitalized software, net of accumulated depreciation and amortization of $93,258		519,244
Other assets		65,160
TOTAL ASSETS	$	7,584,372

LIABILITIES AND MEMBER'S EQUITY

Financial instruments sold, not yet purchased, at fair value		
Equity securities	$	3,398,442
Options		1,156,189
Payable to affiliates, net		819,222
Other liabilities and accrued expenses		624,323
TOTAL LIABILITIES		5,998,176
MEMBER'S EQUITY		1,586,196
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,584,372

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATION

VDM Trading, LLC (the "Company") is a New York limited liability company that was formed in October 2005 and commenced trading activities on April 25, 2006. The operations in 2007 consisted of remote market making on the Chicago Board Options Exchange ("CBOE"), Institutional Brokerage (brokerage in equities and options for institutional clients) and proprietary trading. The market making were ceased in mid-2007 but at the year end the Company carried some trading positions which expired in January 2008. The Company's sole member is Windmill Capital Holdings, LLC ("Windmill"), which is 100% owned by Mill Bridge IV, LLC, which is in turn wholly owned by Van der Moolen Holding, N.V. (the "Parent"), a Dutch company, listed on the New York and Amsterdam Stock Exchanges.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company is a member of Financial Industry Regulatory Authority ("FINRA"), the CBOE and other exchanges. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and accordingly, is exempt from provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company clears its securities transactions on a fully disclosed basis through Goldman Sachs Execution and Clearing, L.P. (the "clearing broker").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

Estimates - The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2007. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Proprietary Transactions - Financial instruments owned and financial instruments sold, but not yet purchased, which include cash and derivative products (exchange traded options and futures) are recorded at fair value in the statement of financial condition. The fair value of equity securities and futures contracts is based on the last trade quoted on a national exchange, and the fair value of index and equity options is based on the midpoint of the last bid and offer quoted on the CBOE.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company clears its securities and options transactions through its clearing broker on a fully-disclosed basis. The clearing broker is the primary source of short-term financing for the Company, and that financing is collateralized by the financial instrument inventory of the Company. The financial instrument inventory is held and may be pledged by the clearing broker.

Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale.

Fixed Assets- Fixed assets consist of computer equipment and software, which are depreciated on a straight-line basis over estimated useful lives of three to five years. Fixed assets are carried at cost less related accumulated depreciation and amortization. Software development expenses are capitalized under St atement of Position 98-1: *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1") and amortized on a straight-line basis over three to five years.

In accordance with FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets*, potential impairments are assessed to long-lived assets, including fixed assets, when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered.

Cash - The Company defines cash as short term, highly liquid investments with original maturities of less than ninety days.

Interest and Dividends - Interest received and paid is accounted for on the accrual basis and dividends are recognized on the ex-dividend date.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes – Income taxes are not payable or provided for by the Company. For income tax purposes, the Company is disregarded as an entity separate from its owner, the Parent, a wholly owned subsidiary of VDM USA Inc., pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a separate company basis as if it were a division of its Parent. The Company's operating results are included, along with its Parent, in the consolidated federal income tax return and certain combined state income tax returns filed by VDM USA Inc. Deferred tax assets and liabilities are determined based on differences between the statement of financial condition carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In June 2006, the Financial Accounting Standard Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, ("FIN 48"). FIN48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the statement of financial condition. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for us on January 1, 2008. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The effect of adopting FIN 48 is not expected to have a significant impact on our financial condition or results of operations.

3. RELATED PARTY TRANSACTIONS

As of December 31, 2007 the Company has accrued a payable of $413,940 to Van der Moolen Specialists USA, LLC ("VDMS"), $349,013 to Windmill Capital Holdings, LLC and $56,269 to Curvalue BV. As at the year end the Company had a receivable of $52,307 from VDM Capital Markets, LLC and $66,000 from Aespen B.V. All these companies are affiliates of the Company. The receivable from VDM Capital Markets, LLC relates to a reimbursement of housing expenses. The receivable from Aespen B.V. relates to a recharge of reallocation costs paid to one of the employers here in the U.S. During the year, Windmill provided a capital contribution for a total net amount of $3,000,000 for funding of the losses. Windmill has the intention to continue to fund the Company to meet its capital requirements.

4. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. Exchange-traded derivatives are standardized contracts transacted through regulated exchanges and include futures and certain option contracts.

Derivatives financial instruments contain off-balance sheet risk, whereby changes in the market values of underlying securities or interest rates may result in changes in the values of the financial instruments in excess of the amounts recognized in the statement of financial condition. Through the use of hedging strategies, the Company attempts to reduce its exposure to market risks arising from the use of these financial instruments.

Options provide the option purchaser (holder) with the right, but not the obligation, to purchase or sell a financial instrument at a specified price on or before a specified future date. The Company receives premiums in exchange for bearing risk of unfavorable changes in the market values of the financial instruments underlying the options, which have been sold. The Company pays premiums for options which have been purchased.

The Company used to make markets in exchange-traded options. Such market-making activities require the use of options, futures contracts, and long and short positions in equity securities to manage the Company's exposure to various market risks. These activities were ceased in mid-2007.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Financial instruments sold, but not yet purchased, represent obligations to deliver specified financial instruments at contracted prices, thereby creating liabilities to purchase such financial instruments at some time in the future at then-prevailing market prices, thus subjecting the Company to market risk.

The Company's transactions in financial instruments are cleared by one clearing broker. Substantially all of the Company's cash and securities positions are either held as collateral by the clearing broker against various margin obligations of the Company or deposited with such clearing broker for safekeeping purposes.

To the extent the Company has not borrowed the maximum amount available from the clearing broker with respect to such collateral and deposits, such excess represents available short-term funding. The Company maintains short-term liquidity in the form of additional margin borrowings available from the clearing broker. This subjects the Company to liquidity risk, to the extent the clearing broker may choose to decrease the collateralized margin borrowings it makes available to the Company.

6. FIXED ASSETS

Fixed assets consist of the following as of December 31, 2007:

Computer and equipment	$	121,968
Software		490,534
	$	612,502
Accumulated depreciation and amortization		(93,258)
	$	519,244

7. NEW ACCOUNTING DEVELOPMENTS

In September 2006, the Financial Accounting Standard Board ("FASB") issued SFAS Statement No. 157, *Fair Value Measurement* (''SFAS 157''). The standard provides guidance for using fair value to measure assets and liabilities. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The standard also responds to investors' requests for expanded information about the extent to which companies' measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company has evaluated the implications, including the additional disclosure requirements, of SFAS 157, and its potential impact to the statement of financial condition. The Company has determined that the adoption SFAS 157 will not have a material impact, on its financial condition, results of operations and cash flows.

In February 2007, the FASB issued SFAS Statement No. 159, *Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value. This statement is effective as of the beginning of an entity's first fiscal year that begins November 15, 2007. The Company does not plan to elect the fair value measurement option for financial instruments or other items upon adoption, as such the adoption of SFAS 159 will not have any impact on the Company's financial condition, results of operations and cash flows. The Company does retain the right to elect for fair value measurement of financial instruments or other items in the future.

8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The Company has market making and proprietary trading positions at December 31, 2007. The Company does not apply haircuts on those market making securities based on Section (a)(6) of Rule 15c3-1 as the Company meets the definition of a market maker and permits the clearing broker to compute liquidating equity. For the proprietary trading positions, haircut charges of $92,500 are included.

At December 31, 2007, the Company had net capital of approximately $0.6 million which was $0.3 million in excess of the required net capital of $250,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

VDM TRADING, LLC
Statement of Financial Condition
December 31, 2007
with Report of Independent Registered Public Accounting Firm

VDM TRADING, LLC
Year ended December 31, 2007
Supplementary Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

(212) 773-3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member of
VDM Trading, LLC

In planning and performing our audit of the financial statements of VDM Trading, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in the internal control activities for the accounting of certain accruals and reconciliation of intercompany balances that we consider to be material weakness, as defined above. These deficiencies were considered in determining the nature timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year-ended December 31, 2007 and these deficiencies do not affect our report on the consolidated financial statements dated February 28, 2008. For the year ended December 31, 2007, the Company determined its bonus accrual of $269,000 subsequent to year-end as the amount was not known. In addition, during the year-ended December 31, 2007, errors in the recording of other accruals of $18,283, commission receivable of $8,215, a reclass to non-allowable for $35,613 for commission receivable, and intercompany receivable balances of $41,206, of were identified. These adjustments resulted in misstatements in the Company's general ledger and monthly FOCUS reports. The Company has made corrective general ledger entries for purposes of their December 31, 2007 financial statements and has filed an amended FOCUS on February 28, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives, except for the above matters related to the accounting for certain accruals and the reconciliation of intercompany balances that we consider to be a material weakness as defined above.

This report is intended solely for the information and use of the Member, management, the SEC, the New York Stock Exchange, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2008

END